Correspondence

March 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cannabis Global, Inc. (the "Company") Registration Statement on Form S-1 File No. 333-253665

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at Tuesday, March 30, 2021 at 9:00 AM Eastern Daylight Savings Time, or as soon thereafter as is practicable.

Very truly yours,

CANNABIS GLOBAL, INC.

By: /s/ Arman Tabatabaei

Name: Arman Tabatabaei

Title: Chief Executive Officer